SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-55180

NOTIFICATION OF LATE FILING

☐ Form 10-K          ☐ Form 11-K          ☐ Form 20-F          ☒ Form 10-Q          ☐ Form N-SAR          ☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________

PART I

REGISTRANT INFORMATION

Full name of registrant	Jishanye, Inc.

Address of principal executive office	7F, No. 247, Misheng 1st Road, Xinxing District

City, state and zip code	Kaohsiung City 800
Taiwan, Republic of China

PART II

RULE 12b-25 (b) AND (c)

                If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the quarter ended June 30, 2016 has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.  In addition, on April 25, 2016, the registrant changed its independent registered certified public accounting firm.  The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mei-Chun Lin, Chief Financial Officer	+866	7222 3733
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant's report on Form 10-Q for the quarter ended March 31, 2016 cannot be filed within the prescribed time period because the registrant requires additional time for compilation and review of its financial statements.  On April 25, 2016, the registrant changed its independent registered certified public accounting firm.

For the three and six months ended June 30, 2016, the registrant expects to report revenue of approximately $116,000 and $292,000, respectively.  The Company did not generate any revenue in the quarter or six months ended June 30, 2015. The Company expects to report a net loss of approximately $182,000, or $0.01 per share (basic and diluted), for the three months ended June 30, 2016 and a net loss of approximately $283,000, or $0.01 per share (basic and diluted), for the six months ended June 30, 2016. For the three months ended June 30, 2015, the registrant reported net losses of $18,000, or $0.00 per share (basic and diluted), and for the six months ended June 30, 2015, the registrant reported a loss of $57,000, or $0.00 per share (basic and diluted).

Cautionary Statement Regarding Forward Looking Statements

Certain statements contained in this Form 12b-25 include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Examples of forward-looking statements include information concerning the Company's outlook, anticipated revenues and results of operations, as well as any other statement that does not directly relate to any historical or current fact.  These statements are based on certain assumptions that the Company has made in light of its experience in the industry as well as its perceptions of historical trends, current conditions, expected future developments and other factors that the Company believes are appropriate in these circumstances.  The Company believes these judgments are reasonable, but these statements are not guarantees of performance or results, and the Company's actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including statements regarding the timing the Company's filing of its quarterly report on Form 10-Q for the six months ended June 30, 2016, the revenues and results of operations for the three and six months ended June 30, 2016 and other risks as detailed in the Company's annual report on Forms 10-K for the year ended December 31, 2015, our quarterly report on Form 10-Q for the quarter ended March 31, 2016, and subsequent filings with the Securities and Exchange Commission.

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Jishanye, Inc.

 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2016	By:	/s/ Mei-Chun Lin
	Name:	Mei-Chun Lin
	Title:	Chief Financial Officer

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